Exhibit 99-1

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
Facsimile:	(604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2011 Second Quarter Results

RICHMOND, BRITISH COLUMBIA – August 25, 2011 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), one of the world’s largest suppliers of North American ginseng, today announced second quarter 2011 net earnings of $1.5 million, or $0.05 per basic share, compared to a net loss of $113,000 in 2010, or less than $0.01 per basic share.

Revenue increased to $3.8 million in the second quarter of 2011 from $2.0 million in the prior year period. The Company has a gross profit of 47% of sales in the 2011 second quarter compared to a gross loss of 4% in the same period last year.

“We sold 80% of the inventory from our 2010 harvest by June 30, 2011 with the entire remaining inventory committed to customers,” said Derek Zen, Chairman of the Company. “Chai-Na-Ta’s average selling price increased to $19.64 per pound in the first six months of 2011 from $7.12 per pound in 2010.”

“The Company is on track to cease operations in their current form after completing the harvest in 2011 and selling of the inventory from that harvest in 2012.“ Mr. Zen continued, “In the next four months, the Company will focus its attention on maximizing the yield and quality of the crops from its final harvest in Ontario in 2011.”

In the six months ended June 30, 2011, revenue increased to $7.3 million from $2.8 million in the first half of 2010. Net earnings in the first half of 2011 were $2.7 million or $0.08 per basic share, compared to net loss of $210,000 or $0.01 per basic share in the same period last year.

The working capital position as at June 30, 2011 was a surplus of $8.6 million compared to a surplus of $8.7 million as at December 31, 2010.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is one of the world’s largest suppliers of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Company’s periodic filings, Annual Financial Statements and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com